Onfolio Holdings Inc.

June 14, 2022

Office of Financial Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:
Claire DeLabar, Senior Staff Accountant Robert Littlepage, Accounting Branch Chief Kyle Wiley, Staff Attorney Jeff Kauten, Staff Attorney

Re:
Onfolio Holdings Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 13, 2022 File No. 333-264191

Dear Staff Members:

Onfolio Holdings Inc. is providing this Amendment No. 3 to its Registration Statement on Form S-1 reflecting, among other things, a revised offering amount and price range.

Sincerely,

/s/Dominic Wells

Dominic Wells,

Chief Executive Officer,

Onfolio Holdings Inc.

cc:
David M. Bovi, P.A. EF Hutton, division of Benchmark Investments, LLC Carmel, Milazzo & Feil LLP BF Borgers CPA PC